Exhibit 97.1
ENBRIDGE INC. CLAWBACK POLICY
FOR THE MANDATORY RECOVERY OF
ERRONEOUSLY AWARDED INCENTIVE-BASED COMPENSATION

I. BACKGROUND

    Enbridge Inc. (the “Company”) has adopted this policy (this “Policy”) to provide for the recovery or “clawback” of certain incentive compensation in the event of a Restatement (as defined herein).

    This Policy is intended to comply with, and will be interpreted to be consistent with, the requirements of Section 303A.14 of the New York Stock Exchange (the “NYSE”) Listed Company Manual.

II. STATEMENT OF POLICY

    The Company shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation (as defined herein) in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”).

    The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent provided under the section entitled “V. Exceptions” herein.

III. SCOPE OF POLICY

    A. Covered Persons and Recovery Period. This Policy applies to all Incentive-Based Compensation received by a person:

•after beginning service as an Executive Officer (as defined herein),
•who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,
•while the Company has a class of securities listed on the NYSE, and
•during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement (the “Recovery Period”).

    Notwithstanding this look-back requirement, the Company is only required to apply this Policy to Incentive-Based Compensation received on or after October 2, 2023.

    For purposes of this Policy, Incentive-Based Compensation shall be deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure (as defined herein) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

    B. Transition Period. In addition to the Recovery Period, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following the Recovery Period (a “Transition Period”), provided that a Transition Period between

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the last day of the Company’s previous fiscal year end and the first day of the Company’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.

    C. Determining Recovery Period. For purposes of determining the relevant Recovery Period, the date that the Company is required to prepare the Restatement is the earlier to occur of:

•the date the board of directors of the Company (the “Board”), a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, and

•the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

For clarity, the Company’s obligation to recover Erroneously Awarded Compensation (as defined herein) under this Policy is not dependent on if or when a Restatement is filed.

    D. Method of Recovery. The Human Resources and Compensation Committee of the Company’s Board (the “Committee”) will have discretion in determining how to accomplish recovery of Erroneously Awarded Compensation under this Policy, recognizing that different means of recovery may be appropriate in different circumstances.

IV. AMOUNT SUBJECT TO RECOVERY

    A. Recoverable Amount. The amount of Incentive-Based Compensation subject to recovery under this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid (“Erroneously Awarded Compensation”).

    B. Covered Compensation Based on Stock Price or TSR. For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be determined by the Committee based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received. In such event, the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

V. EXCEPTIONS

    The Company shall recover Erroneously Awarded Compensation in compliance with this Policy except to the extent that the conditions set out below are met and the Committee has made a determination that recovery would be impracticable:

    A. Direct Expense Exceeds Recoverable Amount. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.

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    B. Violation of Home Country Law. Recovery would violate Canadian law where that law was adopted prior to November 28, 2022; provided, however, that before concluding it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of Canadian law, the Company shall obtain an opinion of Canadian counsel, acceptable to the NYSE, that recovery would result in such a violation, and shall provide such opinion to the NYSE.

    C. Recovery from Certain Tax-Qualified Retirement Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VI. PROHIBITION AGAINST INDEMNIFICATION

    Notwithstanding the terms of any indemnification arrangement or insurance policy with any individual covered by this Policy, and in accordance with Section 303A.14(c)(1)(v) of the NYSE Listed Company Manual, the Company shall not indemnify any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Compensation, including any payment or reimbursement for the cost of insurance obtained by any such covered individual to fund amounts recoverable under this Policy.

VII. DISCLOSURE

    The Company shall file all disclosures with respect to this Policy and recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable Securities and Exchange Commission (“SEC”) filings.

VIII. DEFINITIONS

    Unless the context otherwise requires, the following definitions apply for purposes of this Policy:

    “Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s subsidiaries are deemed Executive Officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an Executive Officer for purposes of this Policy will include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

    “Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) stock price and (iii) TSR. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

    “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

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IX. ADMINISTRATION; AMENDMENT; TERMINATION.

    This Policy will be administered by the Committee. All determinations under this Policy will be made by the Committee, including determinations regarding how any recovery under this Policy is effected. Any determinations of the Committee will be final, binding and conclusive and need not be uniform with respect to each individual covered by this Policy.

    The Committee may amend this Policy from time to time and may terminate this Policy at any time, in each case in its sole discretion.

X. EFFECTIVENESS; OTHER RECOVERY RIGHTS

    This Policy shall be effective as of December 1, 2023.

Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company and its subsidiaries and affiliates under applicable law, regulation, rule or listing standard of the Toronto Stock Exchange or the NYSE or pursuant to the terms of any similar policy, plan or program or similar provision in any incentive compensation plan, employment agreement, equity award agreement, or similar agreement in effect from time to time and any other legal remedies available to the Company and its subsidiaries and affiliates. If there is any conflict or overlap between the provisions of this Policy, on the one hand, and the provisions of any other policy for clawback or recovery of incentive compensation maintained by the Company, on the other hand, the provisions of this Policy shall control.

Where the Company is required to recover Erroneously Awarded Compensation under this Policy, the Executive Officer or former Executive Officer who received such Erroneously Awarded Compensation shall be obligated to reimburse the Company for such Erroneously Awarded Compensation.

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